Crowdmed

PROFIT AND LOSS

July - September, 2018

	JUL - SEP, 2018	TOTAL
Income		
Sales Income	29,534.23	$29,534.23
Total Income	**$29,534.23**	**$29,534.23**
Cost of Goods Sold		
Panel Expense	9,392.57	$9,392.57
Total Cost of Goods Sold	**$9,392.57**	**$9,392.57**
GROSS PROFIT	**$20,141.66**	**$20,141.66**
Expenses		
Advertising		$0.00
Google	250.69	$250.69
Total Advertising	**250.69**	**$250.69**
Bank Charges	540.91	$540.91
Contractor	89.97	$89.97
Clara	897.00	$897.00
Kevin Manning	8,780.00	$8,780.00
Lead Genius/Mobileworks	3,202.50	$3,202.50
Mandy Musselwhite	3,000.00	$3,000.00
Marketmeguru	10,420.00	$10,420.00
MSB Endeavors	2,975.00	$2,975.00
Total Contractor	**29,364.47**	**$29,364.47**
Dues & Subscriptions	1,250.00	$1,250.00
Employee		$0.00
Health Insurance	2,246.90	$2,246.90
Lee	30,000.00	$30,000.00
Payroll Tax Expenses	4,583.44	$4,583.44
Thorne	30,000.00	$30,000.00
Total Employee	**66,830.34**	**$66,830.34**
Entertainment	2,459.94	$2,459.94
Groceries	21.94	$21.94
Insurance	11,410.57	$11,410.57
Marketing	1,690.00	$1,690.00
General	135.00	$135.00
Total Marketing	**1,825.00**	**$1,825.00**
Office Expenses	1,292.71	$1,292.71
PayPal Fee	50.34	$50.34
Professional Fees		$0.00
Bookkeeping	1,620.00	$1,620.00
Legal	2,932.25	$2,932.25
Total Professional Fees	**4,552.25**	**$4,552.25**
Restaurants/Dining	1,277.92	$1,277.92
Shipping/Transport	272.73	$272.73
Software	3,880.95	$3,880.95
Supplies	90.93	$90.93

	JUL - SEP, 2018	TOTAL
Telephone Services	1,863.83	$1,863.83
Transportation	1,220.82	$1,220.82
Travel	2,695.15	$2,695.15
Travel Meals	135.11	$135.11
Video Conferencing	44.97	$44.97
Web Hosting	3,456.08	$3,456.08
Blue Host	335.04	$335.04
Total Web Hosting	**3,791.12**	**$3,791.12**
Web Services	977.94	$977.94
Amazon	829.16	$829.16
DNSimple	9.00	$9.00
General	75.56	$75.56
Github	198.00	$198.00
Linked In	259.05	$259.05
Salesforce	675.00	$675.00
Sendgrid	63.81	$63.81
Total Web Services	**3,087.52**	**$3,087.52**
Total Expenses	**$138,210.21**	**$138,210.21**
NET OPERATING INCOME	**$ -118,068.55**	**$ -118,068.55**
NET INCOME	**$ -118,068.55**	**$ -118,068.55**